July 24, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Request for Acceleration – iPower Inc.
Registration Statement on Form S-1
Filed July 9, 2024
(File No. 333-280734)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, iPower Inc. (the “Company”), respectfully requests that the Commission accelerate the effectiveness of the above-referenced Registration Statement on Form S-1 (File No. 333-280734), and permit said Registration Statement to become effective at 4:00 p.m. (Eastern Time) on Friday, July 26, 2024, or as soon thereafter as practicable.

The Company hereby authorizes Megan Penick, of Dorsey & Whitney LLP, to orally modify or withdraw this request for acceleration.

Please contact Megan Penick, of Dorsey & Whitney LLP, at penick.megan@dorsey.com or by telephone at 201-892-9525, with any questions and please notify us when this request for acceleration has been granted.

Sincerely,

iPower Inc.

By:	/s/ Kevin Vassily
Name:	Kevin Vassily
Title:	Chief Financial Officer